Exhibit 21.1

Subsidiaries of the Company

Western Refining, Inc. is publicly held and has no parent.

Name of Subsidiary	State of Incorporation or Organization

Western Refining Company, L.P.	Delaware

Western Refining GP, LLC	Delaware

Western Refining LP, LLC	Delaware

Ascarate Group LLC	Delaware

Giant Industries, Inc.	Delaware

Western Refining Southwest, Inc.	Arizona

Western Refining Yorktown, Inc.	Delaware

Dial Oil Co.	New Mexico

San Juan Refining Company	New Mexico

Western Refining Pipeline Company	New Mexico

Western Refining Wholesale, Inc.	Arizona

Empire Oil Co.	California

Western Refining Terminals, Inc.	Arizona

Giant Stop-N-Go of New Mexico, Inc.	New Mexico

Ciniza Production Company	New Mexico

Western Refining Yorktown Holding Company	Delaware

Giant Four Corners, Inc.	Arizona

Navajo Convenient Stores Co., LLC	New Mexico

York River Fuels, LLC	Delaware

Western Refining TRS II, LLC	Texas

Western Refining TRS I, LLC	Texas

Western Refining Texas Retail Services, LLC	Texas